15047395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cain Brothers & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 5th Floor
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rhett D. Thurman (212) 869-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue 9th Floor (Address) New York, (City) New York (State) 10017 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Rhett D. Thurman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cain Brothers & Company, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Meenal Patel
Notary Public, State of NY - License No. 01PA6252611
Qualified in Nassau County
Commission Expires December 12, 2015

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

December 31, 2014

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cain Brothers & Company, LLC

We have audited the accompanying consolidated statement of financial condition of Cain Brothers & Company, LLC and Subsidiary (the "Company") as of December 31, 2014. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Cain Brothers & Company, LLC and Subsidiary as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 27, 2015

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 14,047,760
Fees receivable, net of reserves of $152,396	1,570,277
Due from clearing broker	1,194,932
Securities owned, at fair value	1,989,601
Investments, at fair value	650,810
Property and equipment - net of accumulated depreciation and amortization of $2,465,006	280,762
Prepaid expenses and other assets	1,002,947
Total assets	$ 20,737,089
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Bonus and profit-sharing payable	$ 4,085,262
Undistributed earnings payable to parent company	1,078,656
Accounts payable, accrued expenses and other liabilities	5,611,854
Total liabilities	10,775,772
MEMBER'S EQUITY	
Cain Brothers & Company, Incorporated	9,961,317
Total member's equity	9,961,317
Total liabilities and member's equity	$ 20,737,089

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Cain Brothers & Company, LLC (the "Company") was formed under the laws of the state of Delaware as a limited liability company on June 18, 1997, and began operations under the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") as of August 1, 1997. As of December 31, 2014, the Company is operating under the Third Amended and Restated Limited Liability Company Operating Agreement (the "New Agreement"). The Company, which was formed by Cain Brothers & Company, Incorporated ("Cain") subject to the Asset Contribution Agreement dated August 1, 1997, filed an amendment to its Form BD and assumed the broker-dealer license of Cain.

The term of the Company will expire on December 31, 2048, unless certain events (as defined in the New Agreement) occur prior to this date to effect the termination of the Company.

The Company is an investment banking and financial advisory firm concentrating on the health care industry. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered as a Commodity Trading Advisor with the Commodity Futures Trading Commission.

Securities transactions are cleared on a fully disclosed basis through Pershing, LLC (the "Clearing Broker"). As the Company does not carry customer accounts, it is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

The Company is also the sole member of Cain Brothers RE LLC (organized as a Delaware LLC on February 24, 2005), a licensed real estate broker which offers financial advisory and brokerage services related to medical real estate assets.

2. BACKGROUND

Cain formed the Company on June 18, 1997, and was the sole member of the Company as of this date. On August 1, 1997, Cain amended the limited liability company operating agreement to admit Banc One Capital Partners, LLP ("Banc One") as a member of the Company. On August 1, 1997, Cain contributed certain assets, at their carrying value, to the Company in exchange for the Company assuming certain liabilities of Cain, at their carrying value, and issuing 750 of the Company's common units. On October 4, 2000, Cain amended its limited liability agreement to effect the withdrawal of Banc One's membership and admit Able Health Ventures LLC ("Lehman"), a wholly owned subsidiary of Lehman Brothers Holdings, Inc., as a member of the Company. On March 31, 2006, Cain made an additional contribution of capital to the Company which was used to redeem in full the preferred interest of Lehman at its carrying value (the "Lehman Redemption"). The Lehman Redemption did not affect the Company's capital; as a consequence of this transaction, the Company became a single-member LLC.

Effective with the Lehman Redemption, the business and affairs of the Company have been managed and controlled by Cain as the sole member. On December 14, 2007, Cain entered into a credit agreement with CapitalSource CF LLC ("CapitalSource") which facilitated Cain's recapitalization and redemption of a portion of the equity interest in Cain held by Daniel and James Cain (its founders). Pursuant to the credit agreement, Cain pledged its assets, including its membership interest in the Company, to CapitalSource.

Also pursuant to the credit agreement, Cain caused the Company to enter into a letter agreement which stipulated that an amendment to the Company's Operating Agreement would be adopted on or before March 14, 2008. This amendment, made on March 10, 2008, required the Company to make quarterly distributions to Cain to the extent that the Company's earnings and regulatory capital are sufficient to allow such distributions. Accordingly, any undistributed earnings are accounted for as a liability in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 480, *Distinguishing Liabilities From Equity*, which establishes accounting standards related to financial instruments with characteristics of both liabilities and equity.

The credit agreement between Cain and CapitalSource has been amended from time to time, most recently by a Sixth Amendment and Limited Consent to the Credit Agreement ("Sixth Amendment"), effective December 24, 2014, which among other provisions increased the loan facility by approximately $3,018,000, extended the maturity date of the loan for one year to December 31, 2019, and added an option for a bridge loan advance not to exceed $5,000,000 to be used solely for specific purposes as defined in the agreement. As of December 31, 2014, the unpaid principal balance of Cain's loan from CapitalSource was $12,000,000 plus an outstanding bridge loan advance of $3,000,000. In accordance with the credit agreement, the remaining unpaid principal amount of the loan is due to be repaid through scheduled semiannual principal installments of $750,000 and certain mandatory principal pre-payment events if and as such events occur, as well as interest payments throughout the term of the loan with the balance due at maturity (see Note 4). The Sixth Amendment stipulated that the scheduled semiannual principal repayments would be reduced to $375,000 for 2015. The bridge loan proceeds were repaid in full on January 7, 2015.

Concurrent with the CapitalSource transaction, Cain designated two officers to manage the affairs of the Company, subject to Cain's supervision and control. These officers and certain other management employees of the Company are shareholders in Cain and are paid by the Company through compensation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated statement of financial condition conforms with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a remaining maturity of 90 days or less to be cash equivalents. Cash and cash equivalents consist of deposits in bank checking accounts and a bank money market account.

Cash on deposit with a bank exceeded insured limits during 2014. In order to mitigate credit risk, the Company places cash with major financial institutions and has not experienced any losses.

Fees Receivable

Fees receivable are comprised of billed invoices and unbilled income accrued for engagements on which the Company's work is substantially complete and its fees are deemed to be earned at December 31, 2014. Fees receivable associated with billed invoices are carried net of reserves. Fees receivable reserves are established primarily on an aging basis, typically after 90 days, as an allowance for doubtful accounts. Fees receivable are written off when deemed uncollectible.

Investments and Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Amounts related to unsettled securities transactions are reported net on the consolidated statement of financial condition.

Securities and investments owned are valued at market value, and securities and investments not readily marketable are valued at fair value as determined by management. The Company applies the provisions of FASB ASC 820, *Fair Value Measurements and Disclosures,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable.

The three levels of the fair value hierarchy under the guidance are described as follows:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and treasury obligations, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds)
c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

Due From or To Clearing Broker

The amount due from or to clearing broker primarily represents receivables for funds held by the clearing broker which result from cash deposits and proceeds from realized securities transactions or amounts due to clearing broker on settled securities transactions. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts business.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. The costs of additions and betterments are capitalized, while repair and maintenance costs along with the cost of minor equipment are charged to operations in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the lease term.

When an asset is retired or otherwise disposed of, the cost and related depreciation and amortization are removed from the accounts and any resulting gain or loss is credited to or charged against current operations.

Assets under development are transferred to the related fixed asset account when development is complete and the asset is ready for service.

Software Development Costs

Direct development costs associated with internal-use computer software comprised of external direct costs of material and services are capitalized in accordance with guidance relating to accounting for the costs of computer software developed or obtained for internal use. Costs incurred during the preliminary project stage, as well as for maintenance and training are expensed as incurred. Amortization is provided on a straight-line basis over the estimated economic life of the software application, generally three years.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company became a single-member limited liability company effective April 1, 2006, and thus is presently treated as a disregarded entity for income tax purposes. The operations of the Company will be included in the taxable income of Cain, the member, and accordingly, no provision for income taxes has been recorded in the financial statements. There is no tax sharing agreement between the Company and Cain and there have been no distributions to Cain specifically for reimbursement of taxes.

As required by the FASB uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position, for those jurisdictions that apply an entity level tax, only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended December 31, 2014, the Company did not have any material uncertain tax positions for open tax years from 2011.

Consolidation

The consolidated statement of financial condition includes the accounts of Cain Brothers RE LLC, its wholly owned subsidiary. All intercompany balances have been eliminated in consolidation.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or 6-2/3% of aggregate indebtedness, as defined, of $9,516,453. Net capital and aggregate indebtedness change from day to day, but at December 31, 2014, the Company had net capital of $7,606,320, which exceeded its requirement of $634,431 by $6,971,889.

The First Amendment to the Third Amended and Restated Operating Agreement of the Company (Note 2) provided that the Company begin, effective March 31, 2008, making quarterly distributions to Cain in the amount of $700,000 per quarter, to the extent earnings and regulatory net capital are sufficient to permit such distributions. Pursuant to the terms of the Third Amendment to the Third Amended and Restated Operating Agreement, the required quarterly distributions were increased to $875,000 in 2010 and reduced to $600,000 beginning in the first quarter of 2011. The Fourth Amendment to the Third Amended and Restated Operating Agreement effective August 15, 2012, allows, among other provisions, for the Company's scheduled distributions to Cain to be reduced to the extent that cash distributions are made by any other subsidiary of Cain. Effective January 1, 2008, the Company began recording undistributed earnings as a "distribution payable" for any undistributed earnings earned subsequent to December 31, 2007, and will continue this practice until Cain's obligations to CapitalSource are satisfied in full. At December 31, 2014, undistributed earnings payable to Cain amounted to $1,078,656 and is included on the consolidated statement of financial condition.

5. FIXED ASSETS

Fixed assets consist of the following at December 31, 2014:

	Life (in Years)	
Capitalized software costs	3	$ 2,085,090
Computer equipment	3	175,647
Furniture and fixtures	5	153,135
Leasehold improvements	(*)	273,611
Machinery and equipment	5	58,285
		2,745,768
Less: accumulated depreciation and amortization		2,465,006
Total fixed assets		$ 280,762

(*) Amortized over the shorter of the estimated life or the term of the lease.

6. INVESTMENTS, SECURITIES AND CASH EQUIVALENTS, AT FAIR VALUE

As required by guidance issued by the FASB, investments securities and cash equivalents are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments, securities and cash equivalents have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions.

The table below sets forth information about the levels within the fair values hierarchy at which the Company's investments are measured at December 31, 2014:

	Level 1	Level 2	Level 3	Total
U.S. Government agency securities	$ -	$ 1,989,601	$ -	$ 1,989,601
Restricted common stock	-	-	100,000	100,000
CB Health Ventures II LLC investment	-	-	550,810	550,810
	$ -	$ 1,989,601	$ 650,810	$ 2,640,411

U.S. Government agency securities includes U.S. Government agency and quasi-agency debt securities and are valued based upon third party pricing services. There were no transfers of securities between Level 2 and Level 3.

During 2014, the Company had a member interest in CB Health Ventures II LLC ("CB Health") which was formed for the purpose of managing investment funds. CB Health manages private equity funds focused on investment opportunities in the healthcare industry. The Company records the fair value of its investments in CB Health based on its proportionate interest held in CB Health, which is based on the underlying net asset value of the funds. The Company's investment in CB Health as of December 31, 2014 was valued at $550,810 and is included on the consolidated statement of financial condition.

In reporting its investments in CB Health at fair value, the Company has utilized audited financial statements provided by CB Health, which in turn give consideration to the current financial condition of CB Health's portfolio companies, their business and financial prospects and the marketability of (and valuations ascribed to) their portfolio investments. While CB Health has adopted the guidance issued by the FASB to establish accounting and reporting standards related to fair value measurements, effective January 1, 2008, the value of CB Health as of any particular date is not necessarily indicative of amounts that may ultimately be realized as a result of future sales or other dispositions of the underlying portfolio investments held. Additionally, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

A principal of the Company also serves in a management capacity of CB Health.

The following is a reconciliation of Level 3 investments and securities in which significant unobservable inputs were used in determining fair value:

Balance, December 31, 2013	$ 667,224
Realized gain	22,298
Unrealized gains (losses), net	23,288
Investment in restricted common stock received in lieu of cash fee	100,000
Distributions	(162,000)
Transfers in (out) of Level 3, net	-
Balance, December 31, 2014	$ 650,810
Total change in unrealized gains/(losses) for investments still held at December 31, 2014	$ 23,288

7. RELATED-PARTY TRANSACTIONS

On October 31, 2009, the Company entered into an Expense Sharing and Financing Agreement with Cain Brothers Asset Management, LLC ("CBAM"), a wholly-owned subsidiary of Cain, for certain administrative and financing services provided by the Company to CBAM. On December 17, 2012, the Company and CBAM entered into the First Amended and Restated Expense Sharing and Financing Agreement with an effective date of January 1, 2012. In 2014, compensation and benefit expenses in the amount of $300,000 were allocated to CBAM. The Company executed a Solicitation Agreement with CBAM dated October 31, 2009, to govern the parties' relationship with respect to client referrals made by the Company to CBAM relating to investment advisory services. Referral fee income in the amount of $16,307 was allocated to the Company from CBAM in 2014. At December 31, 2014, the Company had a receivable of $126,963 from CBAM under these two agreements. On October 31, 2014, the Company forgave a receivable balance due from CBAM in the amount of $1,120,000. As the Company and CBAM are entities under common control, such forgiveness was accounted for as a charge to member's equity.

On August 20, 2012, the Company entered into an Investment Management Agreement ("IMA") with CBAM, an investment adviser registered with the Securities and Exchange Commission. Pursuant to the agreement, CBAM provides investment management services to the Company in accordance with the investment guidelines outlined in the IMA for assets designated by the Company and held in a separate account at a third party custodian. At December 31, 2014, the value of the account managed by CBAM was $2,123,779 (comprised of $1,989,600 of securities at market value and $134,179 of cash included in due from clearing broker). Under the IMA, there were no management fees charged for the services in 2014 and no receivable or payable balances at December 31, 2014.

The Company entered into an Expense Sharing Agreement dated January 24, 2011 with Cain Brothers Funding LLC ("CBF"), a wholly-owned subsidiary of Cain, for certain administrative and supervisory services provided by the Company to CBF. The Company and CBF executed the First Amended and Restated Expense Sharing Agreement on December 17, 2012, with an effective date of January 1, 2012. In 2014, compensation and benefit expenses in the amount of $579,801 were allocated to CBF under the agreement. The Company had a payable balance of $101,743 to CBF at December 31, 2014 under the agreement. In addition, the Company had a receivable of $8,542 from CBF for ordinary operating expenses paid by the Company on behalf of CBF.

The Company entered into a Receivables Sale and Servicing Agreement with Cain on December 31, 2014 and Cain purchased an outstanding receivable from the company in the amount of $4,775,000 as of December 31, 2014. The Company collected the receivable balance from the client on January 2, 2015 and amount was repaid in full to Cain on January 5, 2015.

The Company had a receivable of $54,377 as of December 31, 2014 from Cain Brothers RE Inc., a wholly-owned subsidiary of Cain formed on April 4, 2012, for ordinary operating expenses paid by the Company on behalf of Cain Brothers RE Inc.

The receivables from related parties are included in prepaid expenses and other assets on the consolidated statement of financial condition. Payables to related parties are included in accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition.

8. LEASE COMMITMENTS

The Company leases office space under non-cancelable operating lease agreements. Certain leases have renewal options and rent escalation clauses. Future minimum lease payments which extend through 2017 are as follows:

2015	$ 1,407,047
2016	1,171,816
2017	758,198
	$ 3,337,061

The Company maintains a $464,078 collateral account as security for a lease which is included on the consolidated statement of financial condition in prepaid expenses and other assets.

9. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing plan (the "Plan") with a deferred arrangement under Section 401(k) of the Internal Revenue Code. The defined contribution plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

All eligible employees of the Company may participate and all contributions are 100% vested immediately. The Company does not make any matching contributions; however, for Plan year 2014, the Company has made a "Safe Harbor" election, pursuant to which it commits to make a profit-sharing contribution of at least 3% of eligible income to employees who are "non-highly compensated employees" ("NHCE"), defined by the Internal Revenue Service as those with total earnings in the previous calendar year (i.e., 2013) of $115,000 or less. In addition, the Company may make a discretionary profit-sharing contribution to the Plan on behalf of both Highly Compensated Employees and NHCE. For the year ended December 31, 2014, the Company's profit-sharing contribution to the Plan totaled $1,087,762 and is included in bonus and profit-sharing payable in the accompanying consolidated statement of financial condition. The profit-sharing amount is expected to be funded prior to March 2015.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting and other securities transactions as principal and agent. The Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

11. CONTINGENCIES

On December 30, 2008, a civil complaint was filed in the Los Angeles Superior Court by a former client of the Company (including its affiliates) alleging, among other claims, negligence and breach of contract relating to a financing transaction completed in 1998. The matter was dismissed on summary judgment on February 3, 2015. In connection with its defenses in July 2011, the Company asserted a Cross Complaint for contractual indemnity; this Cross Complaint is currently scheduled for trial in April 2015, if not resolved previously in mediation.

On December 5, 2012, a notice was received from a former Company client asserting that it had received a notice from the Internal Revenue Service ("IRS") about certain tax considerations of a 2004 transaction, and that it would seek indemnity and contribution from the Company in the event it incurs damages in connection with this matter. On April 9, 2013, a substantially similar notice was received from another former Company client (the two former clients at issue are represented by the same counsel) that had completed a similar transaction in 2004. To the Company's knowledge, the IRS investigations in each matter are in process of resolution with nominal, or no, liability to either former client. Further, the Company believes it has no culpability in this matter.

In November 2013, the Company received a Statement of Claim from a former client asserting various causes of action related to fixed rate swap agreements consummated in 2004 and 2005. Pursuant to a FINRA arbitration process, the claims were dismissed in their entirety on January 22, 2015.

The Company believes that it is not probable that the process of defense and resolution of these matters will have a material adverse effect on the results of operations or financial condition of the Company.

12. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2014 through the date the statement of financial condition was issued. Management has determined that there are no material events that would require disclosure in the Company's consolidated statement of financial condition.

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cain Brothers & Company, LLC and Subsidiary (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period of June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 27, 2015

CAIN BROTHERS
INVESTMENT BANKERS AND CAPITAL ADVISORS

360 Madison Avenue
5th Floor
New York, NY 10017
Tel 212-869-5600
Fax 212-869-6418

Cain Brothers & Company, LLC's Exemption Report

Cain Brothers & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the (k)(2)(ii) provision of 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) from June 1, 2014 through December 31, 2014 without exception.

Cain Brothers & Company, LLC

I, Rhett D. Thurman, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Chief Financial Officer

February 27, 2015

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to a Company's SIPC Assessment Reconciliation

CAIN BROTHERS & COMPANY, LLC

December 31, 2014

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cain Brothers & Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Cain Brothers & Company, LLC and Subsidiary (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043078 FINRA DEC
Cain Brothers & Company, LLC
360 Madison Avenue
5th Floor
New York, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rhett D Thurman (212) 981-6930

2. A. General Assessment (item 2e from page 2) $ 135,587

B. Less payment made with SIPC-6 filed (exclude interest) (46,425)
July 29, 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 89,162

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 89,162

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 89,162

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Cain Brothers RE LLC

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cain Brothers & Company, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 27 day of February , 2015 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2014 and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 57,173,673
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	137,045
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,095,470
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Monitoring Fees - $367,904 / Legal Settlement - $338,462 (Deductions in excess of $100,000 require documentation)	706,366
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,938,881
2d. SIPC Net Operating Revenues	$ 54,234,792
2e. General Assessment @ .0025	$ 135,587 (to page 1, line 2.A.)